Exhibit 99.1

Huadi International Group Co., Ltd. Announces Fiscal Year 2021 Financial Results

WENZHOU, China, Feb. 02, 2022 (GLOBE NEWSWIRE) -- Huadi International Group Co., Ltd. (“HUDI” or the “Company”) (NASDAQ: HUDI), a leading developer and manufacturer of industrial stainless steel seamless pipes and tubes products in China, today announced its audited financial results for the fiscal year ended September 30, 2021.

Financial Highlights for the Fiscal Year 2021

	For the fiscal year ended September 30,
($ millions, except per share data)	2021	2020	% Change
Revenue	$70.25	$59.14	18.79%
Gross profit	$11.32	$10.66	6.15%
Gross margin	16.11%	18.03%	(1.92) percentage points
Operating income	$2.58	$4.61	(44.02)%
Operating income margin	3.67%	7.79%	(4.12) percentage points
Net income attributable to Huadi International	$2.53	$3.32	(23.8)%
Diluted earnings per share	$0.21	$0.34	(38.24)%

●	Revenue increased by 18.79% to $70.25 million primarily due to: 1) the increased market demand of construction materials and shortage of supply on the current market; 2) the growth in the number of domestic and international clients and sales.

●	Gross profit increased by 6.15% to $11.32 million. The increase of gross profit was consistent with the increase of revenues for fiscal 2021 as compared to fiscal 2020. Gross margin was 16.11%, compared to 18.03% for the prior fiscal year. The decrease of gross profit margin was mainly due to increased raw material cost caused by the supply shortage of steel materials and increased international fright expenses.

●	Operating income was $2.58 million, compared to $4.61 million for the prior fiscal year. Operating margin was 3.67%, compared to 7.79% for the prior fiscal year.

●	Net income attributable to Huadi International was $2.53 million, or net earnings of $0.21 per share. This compared to net income attributable to Huadi International of $3.32 million, or $0.34 per share, for the prior fiscal year.

“We are pleased with our business performance for the fiscal year 2021, generated $70.25 million revenue and $11.32 million gross profit for the fiscal year 2021, increased 18.79% and 6.15%, respectively, compared to the last fiscal year, our domestic and international sales increased by 12.40% and 44.2%, respectively. The significant growth shows our great efforts to sustainably develop our business operation, and the market recognizing the quality of our products and the brand awareness of Huadi. Looking ahead to the fiscal year 2022, we will continue to execute our growth strategies and improve our brand influence, while the demand for the construction materials continues to grow, our strong business operation performance positions us well to increase market share in this industry that will continue to consolidate, and create more benefits to all of our shareholders in the future,” commented Mr. Di Wang, Chairman of Huadi International Group Co., Ltd.

Financial Results for the Fiscal year 2021

Revenue

The following table presents revenue by geographic areas for the years ended September 30, 2021 and 2020 respectively.

	September 30, 2021		September 30, 2020
Top 5 International Markets:	Sales Amount ($ millions)	As % of Sales	Sales Amount ($ millions)	As % of Sales
China	$53.13	81.22%	$47.27	79.93%
US	5,.74	8.78%	3.0	5.07%
India	4.19	6.41%	5.08	8.59%
Australia	0.55	0.84%	1.33	2.24%
Switzerland	0.51	0.79%	-	-%
Other foreign countries	6.12	1.96%	2.46	4.17%

For the year ended September 30, 2021, revenues increased by approximately $11.11 million or 18.79%, to approximately $70.25 million from approximately $59.14 million for the year ended September 30, 2020. The increase in revenues was primarily driven by the following factors:

1)	Due to increased market demand of construction materials and shortage of supply on the current market, particularly the piping systems in the real estate sector, we observed an increase of weighted average selling price (“ASP”) during the fiscal year 2021.
2)	As a result of global shortage of construction materials, our domestic sales increased over 12.40% compared to the last fiscal year. Our international sales revenue during fiscal year 2021 amounted to $17.12 million, an increase of $5.25 million, or 44.2%, compared to last fiscal year

Gross Profit

Our gross profit increased by approximately $0.66 million, or 6.15%, to approximately $11.32 million for the year ended September 30, 2021 from approximately $10.66 million for the year ended September 30, 2020. The increase of gross profit was consistent with the increase of revenues for fiscal 2021 as compared to fiscal 2020. Gross profit margin was 16.11% for the year ended September 30, 2021, as compared to 18.03% for the year ended September 30, 2020. The decrease of gross profit margin was mainly due to increased raw material cost caused by the supply shortage of steel materials and increased international fright expenses.

Operating Expenses

Selling, general and administrative expenses increased by approximately $2.75 million, or 69.72% to approximately $6.68 million for the year ended September 30, 2021 as compared to approximately $3.94 million for the year ended September 30, 2020. The increase of SGA expenses was mainly due to increased consulting and compliance expenses in relation to our initial public offering and increased freight expenses incurred during fiscal year 2021.

Research and development expenses decreased by approximately $0.06 million, or 2.98% to approximately $2.06 million for the year ended September 30, 2021 as compared to approximately $2.12 million for the year ended September 30, 2020. Management is committed to expanding our research and development activities.

Total operating expenses increased by $2.68 million, or 44.28%, to $8.74 million for the fiscal year 2021 from $6.06 million for the prior fiscal year. As a percentage of sales, total operating expenses was 12.4% for the fiscal year 2020, compared to 10.2% for the prior fiscal year.

Total Operating Income

Operating income was $2.58 million for the fiscal year ended September 30, 2021, compared to income from operations of $4.61 million for the prior fiscal year. Operating margin was 3.67%, compared to operating profit margin of 7.79% for the prior fiscal year.

Interest expenses

Our interest expense (net) decreased by approximately $0.10 million, or 4.81% to approximately $2.06 million for the year ended September 30, 2021, from approximately $2.16 million for the year ended September 30, 2020. The decrease of interest expense was mainly due to decreased bank loan the Company borrowed from the banks.

Other Income

We had net other income of approximately $1.95 million, which mainly attributable to dividend income received from invested company and government grant received during fiscal year 2021, comparing to net other income of approximately $1.13 million, which mainly attributable to dividend income received from invested company and government grant received during fiscal year 2020.

Net Income and earnings per share

As a result of the factors described above, net income was $2.56 million for the fiscal year 2021, compared to net income of $3.36 million for the prior fiscal year. Net income margin was 3.6% for the fiscal year 2021, compared to net profit margin of 5.8% for the prior fiscal year.

After deducting for non-controlling interests, net income attributable to Huadi International was $2.53 million, or net earnings of $0.21 per share, for the fiscal year 2021. This compared to net income attributable to Huadi International of $3.32 million, or $0.34 per share, for the prior fiscal year.

Financial Condition

As of September 30, 2021, cash and cash equivalents totaled $15.35 million, compared to $0.80 million as of September 30, 2020. Short-term bank borrowings were $33.46 million as of September 30, 2021, compared to $31.22 million as of September 30, 2020.

Accounts receivable net of allowance was $25.28 million as of September 30, 2021, compared to $15.53 million as of September 30, 2020. Inventories were $22.72 million as of September 30, 2021, compared to $20.84 million as of September 30, 2020. Accounts payable was $1.71 million as of September 30, 2021, compared to $1.86 million as of September 30, 2020.

Total current assets and current liabilities were $77.08 million and $48.77 million, respectively, leading to a current ratio of 1.58 as of September 30, 2021. This compared to total current assets and current liabilities were $47.35 million and $43.33 million, respectively, and current ratio of 1.09 as of September 30, 2020.

Net cash used in operating activities was $5.65 million for the fiscal year 2021, compared to net cash provided by operating activities was $3.20 million for the prior fiscal year. Net cash used in investing activities was $0.90 million for the fiscal year 2021, compared to net cash provided by investing activities of $0.06 million for the prior fiscal year. Net cash provided by financing activities was $21.28 million for the fiscal year 2021, compared to net cash used in financing activities of $4.69 million for the prior fiscal year.

Recent Developments

On November 10, 2021, the Company entered into a strategic cooperation framework agreement on October 28, 2021 with Zhejiang Lanneng Gas Equipment Limited to jointly develop and produce high-pressure hydrogen storage tank stainless steel pipe.

On November 1, 2021, the Company was awarded stainless steel seamless pipe order contracts worth $3.26 million in total.

About Huadi International Group Co., Ltd.

Huadi International Group Co., Ltd. is a leading manufacturer of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network for over twenty provinces in China and across international steel pipes industry. It offers a broad range of products exported to twenty countries and regions such as United States, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE and Canada. Its products are widely used in the oil & gas transmission, chemistry engineering, food processing, medical devices, aeronautics and astronautics, boiler, irrigation works construction, electricity, automobile, naval architecture, paper mill and mechanical industries. For more information about the Company, please visit: http://www.huadi.cc.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:
IR Department
Email: IR@huadigroup.com

Investor Relations:
Dong Cao, CFA
EverGreen Consulting Inc.
Email: IR@changqingconsulting.com
Phone: +86 13502048965

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2021 AND 2020

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2021	2020
Assets
Current assets:
Cash and cash equivalents	$15,350,197	$796,794
Restricted cash	1,304,518	908,410
Accounts receivable, net of allowance for doubtful accounts of $3,066,937 and $2,910,554, respectively	21,297,261	13,618,697
Accounts receivable – related parties	3,981,697	1,914,380
Notes receivable	2,593,018	555,612
Inventories	22,721,265	20,837,594
Advances to suppliers	3,806,420	998,123
Advances to suppliers – related parties	5,550,504	5,342,512
Other receivables	475,793	2,375,031
Total current assets	77,080,673	47,347,153
Property, plant and equipment, net	7,208,705	6,687,642
Land use rights, net	1,234,636	1,202,687
Long-term investments	14,171,928	13,449,305
Deferred tax assets	549,921	436,583
TOTAL ASSETS	$100,245,863	$69,123,370
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,713,716	$1,855,047
Accrued expenses and other current liabilities	2,048,979	1,587,826
Notes payable	2,312,556	1,517,026
Advances from customers	4,667,084	1,515,452
Due to related parties	514,913	1,407,711
Short-term borrowings	33,459,043	31,221,280
Tax payable	4,051,158	4,230,328
TOTAL LIABILITIES	48,767,449	43,334,670

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity:
Common stock, $0.0002 par value, 250,000,000 shares authorized, 13,127,000 and 10,000,000 shares issued and outstanding, respectively	2,625	2,000
Additional paid-in capital	44,211,336	22,531,620
Statutory surplus reserves	255,705	-
Retained earnings (Accumulated deficit)	2,116,581	(159,189)
Accumulated other comprehensive income	4,627,661	3,189,856
Total equity attributable to Huadi International Group Co., Ltd.	51,213,908	25,564,287
Equity attributable to non-controlling interests	264,506	224,413
Total shareholders’ equity	51,478,414	25,788,700
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$100,245,863	$69,123,370

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2021	2020
Sales	$67,006,655	$57,767,081
Production service revenue	3,239,956	1,370,197
Cost of sales	(58,926,675)	(48,473,061)
Gross profit	11,319,936	10,664,217

Operating expenses:
Selling, general and administrative	6,684,410	3,938,511
Research and development	2,057,547	2,120,649
Total operating expenses	8,741,957	6,059,160

Operating income	2,577,979	4,605,057

Other income (expenses):
Interest expenses, net	(2,058,461)	(2,162,589)
Other income, net	1,948,527	1,132,780
Total other expenses, net	(109,934)	(1,029,809)

Income before income taxes	2,468,045	3,575,248

Income tax provision	89,000	(218,949)

Net income	2,557,045	3,356,299
Net income attributable to non-controlling interests	25,570	33,563

Net income attributable to Huadi International Group Co., Ltd.	$2,531,475	$3,322,736

Net income	$2,557,045	$3,356,299

Other comprehensive income (loss):
Foreign currency translation adjustment	1,452,328	1,225,301

Total comprehensive income	4,009,373	4,581,600
Comprehensive income attributable to non-controlling interests	40,093	45,816

Comprehensive income attributable to Huadi International Group Co., Ltd.	$3,969,280	$4,535,784

Basic and diluted earnings per share
Basic	$0.21	$0.34
Diluted	$0.21	$0.34
Weighted average numbers of common shares outstanding
Basic	12,116,079	10,000,000
Diluted	12,116,079	10,000,000

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020

(IN U.S. DOLLARS)

	2021	2020
Cash Flows from Operating Activities:
Net income	$2,557,045	$3,356,299
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	735,333	723,586
Amortization	32,349	30,048
Bad debt expense reverse	(153,676)	-
Deferred tax benefits (expenses)	(89,000)	-
Loss (gain) on disposal of fixed assets	1,767	(654,138)
Changes in operating assets and liabilities:
Accounts receivable	(8,823,928)	(260,202)
Notes receivable	(1,987,871)	(10,332)
Inventories	(756,588)	(1,987,737)
Advances to suppliers	(2,727,661)	366,087
Advances to suppliers – related party	78,283	180,333
Other receivables	2,006,975	3,303,687
Accounts payable	(238,638)	650,988
Accrued expenses and other current liabilities	372,155	(387,358)
Notes payable	707,021	(2,301,375)
Advances from customers	3,040,106	222,805
Tax payable	(402,478)	(28,401)
Net cash provided by operating activities	(5,648,806)	3,204,290

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(917,539)	(664,996)
Proceeds from disposition of property, plant and equipment	20,285	724,782
Net cash provided by (used in) investing activities	(897,254)	59,786

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	35,820,322	38,620,077
Repayments on short-term borrowings	(35,265,552)	(40,488,791)
Proceeds from stock offering, net of offering costs	21,680,341	-
Advances from related parties	6,223,875	3,068,965
Repayments to related parties	(7,182,813)	(5,889,557)
Net cash provided by (used in) financing activities	21,276,173	(4,689,306)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	219,398	113,762

Net increase (decrease) in cash and cash equivalents and restricted cash	14,949,511	(1,311,468)
Cash and cash equivalents and restricted cash at the beginning of year	1,705,204	3,016,672
Cash and cash equivalents and restricted cash at the end of year	$16,654,715	$1,705,204

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$480,495	$135,262
Cash paid for interest	$1,550,082	$1,951,622